Exhibit 99.2

AMENDMENT 2009-1

OF THE

THIRD AMENDED AND RESTATED

WESTWOOD HOLDINGS GROUP, INC.

STOCK INCENTIVE PLAN

The Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan (the “Plan”) is amended as set forth herein, effective as of February 25, 2009, the date this amendment was adopted by the Board of Directors of Westwood Holdings Group, Inc. (the “Company”), subject, however, to approval of the amendment by the Company’s stockholders at the 2009 annual meeting.

1. The first sentence of Section 4.1 of the Plan is amended to read as follows:

“Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be 2,648,100.”

2. The last sentence of Section 4.1 of the Plan is amended to read as follows:

“Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock with respect to which Awards may be granted in a single calendar year to an individual Participant may not exceed 316,033 shares. The maximum amount a Participant may earn for any calendar year under cash incentive awards (including Annual Incentive Awards and cash Performance Based Awards) granted to such Participant under the Plan is $5 million.”

3. The period at the end of the first sentence of Section 4.2 of the Plan is changed to a comma and the following clause is inserted after the comma: “and in the maximum number of shares with respect to which Awards may be granted to any Participant in a calendar year.”

4. The following new Section 2.1(ff) is inserted after 2.1(ee) and existing Sections 2.1(ff) through 2.1(tt) are renumbered accordingly:

“Performance-Based Exception” means the performance-based exception from the tax deductibility limitation imposed by Section 162(m) of the Code, as set forth in Section 162(m)(4)(C) of the Code.”

5. The definition of “Performance Cycle” in Section 2.1(gg) is amended to read as follows:

“Performance Cycle” means, with respect to any Annual Incentive Award, the calendar year beginning January 1, 2005 and ending December 31, 2005, and each subsequent calendar year, unless otherwise designated by the Board.”

6. The definition of “Performance Goals” in Section 2.1(hh) is amended to read as follows:

“Performance Goals” means, with respect to any Annual Incentive Award or Performance-Based Award, one or more targets, goals or levels of attainment required to be achieved in terms of the specified Performance Measure(s) during a fiscal year or specified performance period.”

7. The definition of “Performance Measure” in Section 2.1(ii) is amended to read as follows:

“Performance Measure” means measures as described in Article 12 on which the Performance Goals are based and which are approved by the Company’s stockholders pursuant to the Plan in order to qualify Awards for the Performance-Based Exception.”

8. The following sentence is added at the end of Section 10.1: “Notwithstanding anything to the contrary contained herein, no Purchase Rights will be awarded under the Plan after February 25, 2009.”

9. Article 12 of the Plan (PERFORMANCE-BASED AWARDS”) is amended in its entirety to read as follows:

“12.1 General. Notwithstanding anything to the contrary contained herein, the Board may condition the grant, exercise, vesting or settlement of equity-based awards and the grant, vesting or payment of annual and long-term cash incentive awards (including, without limitation, Annual Incentive Awards) on the achievement of specified Performance Goals in accordance with this Article, in order to enable such Awards to qualify for the Performance-Based Exception. The applicable performance period for measuring achievement of specified Performance Goals may be any period designated by the Board.

12.2 Objective Performance Goals and Performance Measures. A Performance Goal established in connection with an Award covered by this Article must be (1) objective, so that a third party having knowledge of the relevant facts could determine whether the Performance Goal is met, (2) prescribed in writing by the Board before the beginning of the applicable performance period or at such later date when fulfillment is substantially uncertain not later than 90 days after the commencement of the performance period and in any event before completion of 25% of the performance period, and (3) based on any one or more of the following Performance Measures (which may be applied to an individual, a subsidiary, a business unit or division, or the Company and any one or more of its subsidiaries as a whole, as determined by the Board):

(a) Net earnings or net income (before or after taxes, depreciation and amortization);

(b) Cash earnings;

(c) Earnings per share;

(d) Net sales or revenue growth;

(e) Net operating income;

(f) Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(g) Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(h) Operating income before interest, taxes, depreciation and amortization;

(i) Return on stockholders’ equity;

(j) Operating margins or operating expenses;

(k) Value of the Company’s Stock or total return to stockholders;

(l) Value of an investment in the Company’s Stock assuming the reinvestment of dividends;

(m) Assets under management;

(n) Performance of one or more of our investment products on an absolute basis or relative to a benchmark or peer group; and/or

(o) A combination of any or all of the foregoing criteria.

The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and in such terms as the Board may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. If and to the extent permitted for Awards intended to qualify for the Performance-Based Exception, the Board may provide for the adjustment of such performance goals to reflect changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar types of events or circumstances occurring during the applicable performance period.

12.3 Calculation of Performance-Based Award. At the expiration of the applicable performance period, the Board shall determine the extent to which the Performance Goals established pursuant to this Article are achieved and the extent to which each performance-based award has been earned. The Board may not exercise its discretion to increase the amount or value of an award that would otherwise be payable in accordance with the terms of a performance-based award made in accordance with this Article.”

10. A new entry is added at the end of the Plan History on the last page of the Plan which will be dated February 25, 2009 and will read as follows: “Compensation Committee amends Third Amended and Restated Plan, increasing the reserve by 700,000 shares and providing for performance-based awards, approved by stockholders at their 2009 annual meeting.”